UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66783

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Managed Account Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Great Valley Parkway, Suite 130
(No. and Street)

Malvern	PA	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Alvarez 770-263-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith + Brown
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 23rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Evan Smallwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Managed Account Services, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BOTNARU STELLA
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01B06314488
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES NOV 10, 2018

Notary Public

Signature

Director

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Managed Account Services, LLC (A Wholly Owned Subsidiary of Clearbrook Global Advisors, LLC)

Statement of Financial Condition
December 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Managed Account Services, LLC

Contents

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Managed Account Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Managed Account Services, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 26, 2018

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

Managed Account Services, LLC

Statement of Financial Condition
December 31, 2017
(in thousands)

Assets		
Cash	$	723
Receivable from Clearing Broker, including clearing deposit of $50		303
Accounts receivable, net		75
Prepaid expenses		25
Equipment, at cost (less accumulated depreciation of $41)		3
Other assets		4
Total assets	$	1,133
Liabilities and Member's Equity		
Liabilities		
Payable to Clearing Broker	$	49
Accounts payable and accrued expenses		27
Due to Parent and affiliates		30
Total liabilities		106
Subordinated loan payable		700
Member's Equity		327
Total liabilities and member's equity	$	1,133

The accompanying notes are an integral part of these financial statements.

2

Managed Account Services, LLC

Notes to Financial Statements

(in thousands)

Note 1.   Organization and Summary of Significant Accounting Policies

Organization: Managed Account Services, LLC (the "Company"), a wholly owned subsidiary of Clearbrook Global Advisors, LLC (the "Parent"), is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in October 2004 and received approval to operate as a licensed broker-dealer on July 6, 2005. The Company is an introducing broker-dealer that offers an integrated investment management platform.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with First Clearing, LLC (the "Clearing Broker"), and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customer and maintains, and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting polices is as follows:

Basis of Preparation: These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP")

These financial statements were approved by management and available for issuance on February 26, 2018. Subsequent events have been evaluated through this date.

Revenue Recognition: Commissions revenue is recognized on the trade date of the underlying securities transactions. Transaction fee income is recognized when the services are delivered to the clients and are accounted for on an accrual basis. Other subscriber services income is ancillary income earned on a monthly basis to service, or execute transactions in, investor accounts.

Fair Value of Financial Instruments: The estimated fair values of the Company's short-term financial instruments, including cash, receivables, and accounts payables arising in the ordinary course of business, approximate their individual carrying amounts due to the relatively short period of time between their origination and expected realization.

Depreciation: Equipment is depreciated using the straight-line method over the useful lives of the assets.

Income Taxes: The Company, with the consent of its Parent, elected to be taxed under sections of Federal and State tax law, which provides that, in lieu of corporation income taxes, the Company's taxable income or loss is allocated to and included in the tax return of the individual member. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

Notes to Financial Statements

(in thousands)

Note 1. Organization and Summary of Significant Accounting Policies (continued)

Off- Balance Sheet Risk: In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to its Clearing Brokers for these customer accounts at December 31, 2017.

Accounts Receivable, net: Receivables from customers are uncollateralized customer obligations due under normal trade terms. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs, collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2017.

Use of Estimates: The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board issued amended guidance for revenue recognition. Subsequently, the FASB issued an amendment to defer for one year the effective date of the new guidance on revenue recognition, as well as issued additional clarifying amendments. The new guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Additionally, the guidance requires improved disclosure to help users of financial statements better understand the nature, amount, timing and uncertainty of revenue that is recognized. The new guidance supersedes most current revenue recognition guidance, including industry-specific guidance, and is now effective commencing with our 2018 fiscal year. The guidance allows for either a full retrospective or modified retrospective transition method. The Company has completed an initial assessment of the impact of ASU No. 2014-09 on its existing revenue recognition policies and plans to adopt the rule on January 1, 2018 using the cumulative effect method of adoption. Based on the analysis completed to date, the Company does not currently anticipate that the new rule will have a material impact on its financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Liquidity: As shown in the accompanying financial statements, the Company incurred a net loss of $148 during the year ended December 31, 2017. As of December 31, 2017, the Company's available cash was $723, $700 of which was borrowed from a related party (see Note 5) and liabilities were $106. Management has evaluated these conditions and determined that since the Company has historically relied on it Member to meet its cash flow requirements (through cash advances, capital infusions, and/or forgiveness of intercompany debt), this is sufficient to alleviate the uncertainty created by these conditions. Due to the decrease in revenues from relationships as discussed in Note 6, and in connection with the Company's assessment of going concern considerations in accordance with FASB's Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Company has access to funds from the Parent that are sufficient to fund the working capital needs of the Company through one year from the issuance of these financial statements.

Managed Account Services, LLC

Notes to Financial Statements

(in thousands)

Note 2. Transactions with Customers and Clearing Broker

For transactions where the Company's Clearing Broker extends credit to customers, the Clearing Broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

At December 31, 2017, the Company has a liability of $49 to the Clearing Broker. The Company maintains a $50 clearing deposit with the Clearing Broker.

Note 3. Equipment

Equipment as of December 31, 2017 consists of:

	2017
Computers and printers	$ 40
Office equipment	4
	44
Less accumulated depreciation	(41)
Equipment, net	$ 3

Note 4. Commitments and Contingencies

The Parent is committed to pay rent for office space under a non-cancelable lease through September 2020 with annual rental payments subject to 3% escalation. The Company has agreed to reimburse the Parent for certain shared services including leases under an Expense Sharing Agreement (see Note 5). Rent expense, which is included in occupancy and equipment expense on the statement of operations, allocated to the Company was $11 for the year ended December 31, 2017.

Note 5. Subordinated Debt and Other Related Party Transactions

The Company borrowed $700 from a related party on April 20, 2017, subject to a subordinated loan agreement with the related party. Pursuant to the terms of the agreement, the loan is scheduled to mature on April 17, 2018, bears interest at an annual rate of 10%, and is subordinated to the claims of general creditors. During the year ended December 31, 2017, interest expense charged on the subordinated debt was $50 and is included in other expenses on the statement of operations.

The Company has an Expense Sharing Agreement with its Parent for reimbursement of expenses incurred for certain data processing and communications support, personnel costs, rental arrangements for various furniture, fixtures, leasehold improvements and office space and other shared services. During 2017, the Parent allocated $360 of various expenses including the aforementioned $11 of rent for office space (see Note 4) to the Company pursuant to the Expense Sharing Agreement. These expenses are included in multiple line items in the statement of operations.

Notes to Financial Statements

(in thousands)

Note 5. Subordinated Debt and Other Related Party Transactions (continued)

Employees of the Company participate in a 401(k) plan of the Parent. The Company reimburses the Parent for its proportionate share of the cost of this plan, based on actual employees of the Company on a monthly basis. In 2017, $4 was allocated to and expensed by the Company related to this plan, and is included within personnel costs in the statement of operations.

The Company also has transactions with affiliates of the Parent. These affiliates are wholly owned subsidiaries of the Parent.

Clearbrook Investment Consulting, LLC ("CIC") is charged a fee for its customers who hold assets with the Company through its Clearing Broker. Fee income earned by the Company from CIC was approximately $31 for the year ended December 31, 2017. There were no amounts due from CIC at December 31, 2017. CbF Advisors, LLC ("CbFA") has a revenue sharing arrangement with the Company as both companies use the same fee generation platform to generate fee income and commingling of customers are generating fee revenue for both companies. As a result, each company receives 15% of the monthly fee income generated by the other company. Fee income earned by the Company from CbFA was approximately $24 for the year ended December 31, 2017. Fees incurred by the Company to CbFA were approximately $1 for the year ended December 31, 2017. At December 31, 2017, there were no amounts due to/from CbFA.

Note 6. Concentrations of Credit Risk

The Company maintains cash balances at a financial institution, which, at various times during the year, exceeded the threshold for insurance coverage provided by the Federal Deposit Insurance Corporation ("FDIC"). The Company maintains cash balances at a Clearing Broker which, at various times during the year, exceeded the threshold for insurance coverage provided by the Securities Investor Protection Corporation ("SIPC"). The Company does not believe that it has any substantial risk with respect to its cash.

The Company may engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty as well as the exposure to each counterparty.

During 2017, approximately 53% of revenues was derived from a joint venture mentioned in Note 8. Approximately 41% of revenues was derived from a third party customer. For the year ended December 31, 2017, $714 of revenue were as a result of these two relationships.

Managed Account Services, LLC

Notes to Financial Statements

(in thousands)

Note 7. Net Capital Requirements

As a registered broker/dealer in securities under the Securities Exchange Act of 1934, the Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2017, the Company had net capital of $919, which was $869 in excess of the required net capital of $50, and includes $700 of liabilities subordinated to claims of general creditors. The Company's aggregate indebtedness at December 31, 2017 was $106, and its aggregate indebtedness to net capital ratio was 11.54 to 1.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. For the year ended December 31, 2017, the Company was in compliance with all such requirements.

Note 8. Joint Venture

In 2017, the Company entered into a joint venture whereby a group of traders executed riskless principal fixed income trades and received a percentage of the "net" revenue as commission. Gross revenue for 2017 was $403, which is included in other subscriber services income on the statement of operations. Commission expense for 2017 was $263, which is included in personnel costs on the statement of operations. At December 31, 2017, there is a commission payable of $14, which is included in accounts payable and other accrued expenses on the statement of financial condition.

Note 9. Subsequent Events

In March of 2018, the unrelated third party mentioned in Note 6 will cease operations. Also, in March 2018, the Company's short-term joint venture with respect to riskless principal fixed income trading mentioned in Note 8, will also cease operations. The Company's Parent will assume all expenses relating to these businesses. The current cash position of the Company will enable it to maintain its remaining obligations.